FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



PROCESSING
SECTION
DEC 3 1 2003
WASH, D.C.
155

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, December 29, 2003, Series 2003-BC6

333-109272

Name of Person Filing the Document
(If Other than the Registrant)



03043576

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.



By:____________________
Name: Michael Schloessmann
Title: Vice President

Dated: December 29, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

cwabs 2003-BC6

Class M3

	Fwd LIBOR	Fwd LIBOR+200
BreakCDR	7.062 CDR	5.052 CDR
Collat Cum Loss	49,288,177.05 (12.29%)	34,943,704.55 (8.71%)

Class M4

	Fwd LIBOR	Fwd LIBOR+200
BreakCDR	6.071 CDR	4.098 CDR
Collat Cum Loss	42,168,671.02 (10.52%)	28,216,580.12 (7.04%)

Class M5

	Fwd LIBOR	Fwd LIBOR+200
BreakCDR	5.102 CDR	3.208 CDR
Collat Cum Loss	35,273,486.38 (8.80%)	21,995,832.20 (5.49%)

Class B

	Fwd LIBOR	Fwd LIBOR+200
BreakCDR	4.588 CDR	2.754 CDR
Collat Cum Loss	31,642,133.69 (7.89%)	18,842,720.29 (4.70%)

Assumptions
60% Loss Severity
Pricing Speed
To Maturity
Failing Triggers Immediately
All-in Speeds
6mo Lag
100% Servicer Advance